novozymes®

RECEIVED
2005 OCT 25 A 11:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05012096

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA

SUPPL

10/13/2005

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive press release No. 37 of October sent today to the Copenhagen Stock Exchange.

Yours sincerely
Novozymes A/S

PROCESSED
OCT 27 2005
THOMSON FINANCIAL

Ella Begtrup
Investor Relations
+45 44 42 23 79

dw 10/27

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Stock exchange announcement

October 13, 2005

Novozymes is recognised for research project

Within the area of antimicrobial peptides (AMP), Novozymes has identified several promising classes of naturally occurring peptides. As mentioned in earlier stock exchange announcements, latest on August 11, 2005, two lead candidates (novicidin and plectasin) have been identified, with plectasin being of particular interest. Plectasin is targeted at the treatment of antibiotic-resistant bacterial infections.

The internationally renowned scientific journal "Nature" publishes in today's issue an article about plectasin, which is a great acknowledgement of the work carried out within the research project.

"Antimicrobial peptides could become a new tool to fight infections. Our initial tests show that even bacteria that are resistant to conventional antibiotics can be treated successfully with plectasin," says Per Falholt, Novozymes' Executive Vice President for Research & Development.

Other companies have sought to identify an antimicrobial peptide for clinical use. With plectasin, Novozymes has found a previously unknown antimicrobial peptide that is not subject to the problems that often characterise antimicrobial peptides. Unlike other clinically tested antimicrobial peptides, plectasin can be tolerated in high doses, supposedly be administered intravenously and effectively treat systemic infections.

Plectasin was identified in 2002, where Novozymes applied for a central patent followed up by individual applications for patents in 22 countries.

"In particular, it is our strong technological platform in proteins that has helped us to discover plectasin," says Søren Kjærulff, director of Novozymes' antimicrobial peptide research department. "Among millions of variants we can effectively screen for and potentially identify other variants that may be even more effective," explains Søren Kjærulff.

Seen from a scientific point of view, this is a very important discovery. For the projects in Novozymes' pipeline outside of its core business areas enzymes and microorganisms, it is Novozymes' strategy to enter into commercial partnerships. For this type of projects Novozymes expects to focus on research and production, while a partner focuses on clinical development, sales and marketing.

Novozymes A/S **Krogshøjvej 36** **Telephone:** **Internet:**

The plectasin research project has been brought to a very early preclinical phase. Further development through the clinical phases and commercialisation will be conditioned on Novozymes' ability to attract a partner from the pharmaceutical industry. Novozymes is working on the issue.

If Novozymes finds a partner, it is expected that a product may be launched in about eight or ten years, assuming that the project is a success.

Contact persons

Press and media:
Annegrethe M. Jakobsen
Tel. (direct): +45 4442 3050

Investor Relations
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl

Tel. (direct): +45 4443 3304

Tobias Cornelius Björklund
Tel. (direct): +45 4442 8682

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.